UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

TERAWULF INC.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

88080T 104

(CUSIP Number)

Stammtisch Investments LLC

9 Federal Street

Easton, Maryland 21601

(410) 770-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 14, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of Section 18 of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88080T 104	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stammtisch Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,568,267
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 20,568,267
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,568,267
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%(1)
14	TYPE OF REPORTING PERSON OO
1

Based on 212,032,468 shares of common stock, par value $0.001 per share (“Common Stock”), of TeraWulf Inc. (the “Issuer”) issued and outstanding as of May 15, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q, dated May 15, 2023.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paul B. Prager
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,157,285
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 36,333,871
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,157,285
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3%(2)
14	TYPE OF REPORTING PERSON IN
2

Based on 212,032,468 shares of Common Stock of the Issuer, issued and outstanding as of May 15, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q, dated May 15, 2023. Aggregate amount beneficially owned includes 1,388,889 warrants, exercisable at any time at the option of the holder thereof for an equal number of fully paid and non-assessable shares of the Issuer’s Common Stock.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 4 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lucky Liefern LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 654,706
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 654,706
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 654,706
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%(3)
14	TYPE OF REPORTING PERSON OO
3	Based on 212,032,468 shares of Common Stock of the Issuer, issued and outstanding as of May 15, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q, dated May 15, 2023.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 5 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Heorot Power Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 475,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 475,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 475,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%(4)
14	TYPE OF REPORTING PERSON OO

4	Based on 212,032,468 shares of Common Stock of the Issuer, issued and outstanding as of May 15, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q, dated May 15, 2023.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 6 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Somerset Operating Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,510,638
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 8,510,638
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,510,638
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%(5)
14	TYPE OF REPORTING PERSON OO

5	Based on 212,032,468 shares of Common Stock of the Issuer, issued and outstanding as of May 15, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q, dated May 15, 2023.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 7 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Allin WULF LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,125,260
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,125,260
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,125,260
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%(6)
14	TYPE OF REPORTING PERSON OO

6

Based on 173,342,334 shares of Common Stock of the Issuer, issued and outstanding as of February 13, 2023, as set forth in the Issuer’s Registration Statement on Form S-3, dated February 14, 2023. Aggregate amount beneficially owned includes 1,388,889 warrants, exercisable at any time at the option of the holder thereof for an equal number of fully paid and non-assessable shares of the Issuer’s Common Stock.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 8 of 11

Item 1. Security and Issuer.

This Amendment No. 8 (“Amendment No. 8”) amends and supplements the original Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2021, as amended by Amendment No. 1 thereto, filed with the Commission on March 15, 2022, Amendment No. 2 thereto, filed with the Commission on September 2, 2022, Amendment No. 3 thereto, filed with the Commission on October 4, 2022,  Amendment No. 4 thereto, filed with the Commission on October 14, 2022, Amendment No. 5 thereto, filed with the Commission on December 16, 2022, Amendment No. 6 thereto, filed with the Commission on February 3, 2023 and Amendment No. 7 thereto, filed with the Commission on March 10, 2023 (the “Schedule 13D”) and is filed by (i) Stammtisch Investments LLC, a Delaware limited liability company (“Stammtisch”), (ii) Mr. Paul B. Prager, (iii) Lucky Liefern LLC (“Lucky Liefern”), (iv) Heorot Power Holdings LLC (“Heorot”), (v) Somerset Operating Company, LLC (“Somerset”) and (vi) Allin WULF LLC (“Allin WULF”) (each, a “Reporting Person” and, collectively, the “Reporting Persons”), relating to the shares of the common stock, par value $0.001 per share (the “Common Stock”), of TeraWulf Inc. (formerly known as Telluride Holdco, Inc.), a Delaware corporation (the “Issuer”).  Capitalized terms used but not defined herein shall have the meaning set forth in the Schedule 13D.  The purpose of this Amendment No. 8 is to disclose recent transactions identified in Item 3.

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

On June 14, 2023, Stammtisch distributed 5,555,854 shares of Common Stock to its members. Such shares were distributed to such members on a pro rata basis. As a result of such distribution, Stammtisch beneficially owns 20,568,267 shares of Common Stock.

On April 11, 2023, Heorot purchased 100,000 shares of Common Stock in open market transactions using cash on hand.

Item 4. Purpose of Transaction.

The information set forth under Item 3 above is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended as follows:

Reference to percentage ownerships of Common Stock in this Schedule 13D are based on 212,032,468 shares of Common Stock of the Issuer, issued and outstanding as of May 15, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q, dated May 15, 2023.

(a)	and (b)

(i)

As of the date of this Schedule 13D, Stammtisch may be deemed to be the beneficial owner of 20,568,267 shares of Common Stock (approximately 9.70% of Common Stock), which it holds directly. Stammtisch may be deemed to have sole dispositive power with respect to such shares of Common Stock.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 9 of 11

(ii)

As of the date of this Schedule 13D, Mr. Paul B. Prager may be deemed to be the beneficial owner of 56,157,285 shares of Common Stock (approximately 26.3% of Common Stock). Of such 56,157,285 shares of Common Stock, Mr. Paul B. Prager has a beneficial ownership interest with respect to 20,568,267 shares of Common Stock by virtue of his position as the sole manager and president of Stammtisch, 654,706 shares of Common Stock by virtue of his position as the managing member of Lucky Liefern, 475,000 shares of Common Stock by virtue of his position as the sole managing member of Heorot, 8,510,638 shares of Common Stock by virtue of his position as the sole managing member of Somerset, and 19,823,414 shares of Common Stock owned by various individuals, trusts and limited liability companies by virtue of irrevocable voting proxies executed by such individuals, trusts and limited liability companies in favor of Mr. Paul B. Prager. Mr. Paul B. Prager may be deemed to have sole voting power with respect to 56,157,285 shares of Common Stock and sole dispositive power with respect to 36,333,871 shares of Common Stock. Mr. Paul B. Prager disclaims beneficial ownership of all such shares of Common Stock.

(iii)

As of the date of this Schedule 13D, Lucky Liefern may be deemed the beneficial owner of 654,706 shares of Common Stock (approximately 0.3% of Common Stock), which it holds directly. Lucky Liefern may be deemed to have sole dispositive power with respect to such shares of Common Stock.

(iv)

As of the date of this Schedule 13D, Heorot may be deemed the beneficial owner of 475,000 shares of Common Stock (approximately 0.2% of Common Stock), which it holds directly. Heorot may be deemed to have sole dispositive power with respect to such shares of Common Stock.

(v)

As of the date of this Schedule 13D, Somerset may be deemed the beneficial owner of 8,510,638 shares of Common Stock (approximately 4.0% of Common Stock), which it holds directly. Somerset may be deemed to have sole dispositive power with respect to such shares of Common Stock.

(vi)

As of the date of this Schedule 13D, Allin WULF may be deemed the beneficial owner of 6,126,260 shares of Common Stock (approximately 2.9% of Common Stock), which it holds directly. Allin WULF may be deemed to have sole voting and dispositive power with respect to such shares of Common Stock.

The information set forth in Item 3 above is hereby incorporated into this Item 5(c) by reference, as applicable.

(d)Not applicable.

(e)Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended to add the following:

Further Additional Proxies

On June 14, 2023, in connection with the pro rata distribution by Stammtisch of 5,555,854 shares of Common Stock, the Stammtisch members who received those shares executed irrevocable voting proxies (the “Further Additional Proxies”) in favor of Mr. Paul B. Prager for a term commencing upon execution and continuing until February 22, 2024. In addition, the holders have agreed to promptly notify Stammtisch of any acquisition and to promptly notify Stammtisch in advance of any contemplated disposition.

References to, and descriptions of, the Further Additional Proxies set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Additional Proxies, which are filed as Exhibits 38 through 43 hereto and are incorporated into this Item 6 by reference.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 10 of 11

Item 7. Material to be Filed as Exhibits.

Exhibit 38:	Irrevocable Voting Proxy, dated as of June 14, 2023, made by Mila Barrett.
Exhibit 39:	Irrevocable Voting Proxy, dated as of June 14, 2023, made by Stefanie C. Fleischmann.
Exhibit 40:	Irrevocable Voting Proxy, dated as of June 14, 2023, made by Kelly A. Jarvis.
Exhibit 41:	Irrevocable Voting Proxy, dated as of June 14, 2023, made by Nazar M. Khan.
Exhibit 42:	Irrevocable Voting Proxy, dated as of June 14, 2023, made by Kerri M. Langlais.
Exhibit 43:	Irrevocable Voting Proxy, dated as of June 14, 2023, made by James Notaris.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2023

STAMMTISCH INVESTMENTS LLC

By: /s/Paul B.Prager

Paul B. Prager

President and Manager

PAUL B. PRAGER

LUCKY LIEFERN, LLC

By: /s/Paul B.Prager

Paul B. Prager

Managing Member

HEOROT POWER HOLDINGS, LLC

By: /s/Paul B.Prager

Paul B. Prager

Managing Member

SOMERSET OPERATING COMPANY, LLC

By: /s/Paul B.Prager

Paul B. Prager

Managing Member

ALLIN WULF LLC

By: /s/Paul B.Prager

Paul B. Prager

President

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).